(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: January 31, 2005 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER CUSIP NUMBER

For Period Ended: 9/30/03
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Friede Goldman Halter, Inc.

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Full Name of Registrant

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Former Name if Applicable

13085 Industrial Seaway Road

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Address of Principal Executive Office (Street and Number)

Gulfport, MS 39503

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City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Form 12b-25

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Narrative (Part III)

On March 22, 2002, the Company filed its Plan of Reorganization with the United States Bankruptcy Court. The plan of reorganization contemplated the reorganization of substantially all of the Company’s Offshore and Vessels segments and the disposition of its AmClyde and Engineered Products divisions as well as the disposition through sale, or otherwise, of other Company assets. During 2002 and the first quarter of 2003, the Company sold substantially all of the assets of its operating divisions and abandoned its proposal to reorganize its Offshore and Vessels divisions. The Company is currently evaluating the net impact of its asset sales in terms of proceeds available for distribution to creditors; however, as publicly disclosed, no amounts will be available for distribution to the Company’s equity holders. As a result of these developments, the Company needs additional time to evaluate the impact that the plan of reorganization and proofs of claim will have on its consolidated financial statements.

Because of the loss of (a) the majority of its employees and other efforts to economize along with the extensive analysis, negotiation, and evaluation involved in formulating a liquidating plan and the efforts devoted to seeking approval of the same and (b) its independent auditors and its marketing to date to successfully engage another independent accounting firm to audit its financial statements, it has become impossible for any of the Company’s employees to prepare the information required to be filed as part of its Form 10-Q by the deadline of November 14, 2003. The Company’s only remaining operations are those minimal operations necessary to continue to seek and obtain confirmation of its plan of liquidation. As a result of the sale of substantially all of its assets, the bulk of the Company’s employees are working for other entities.

On August 14, 2003, the Company filed both its Third Amended Plan of Reorganization (the “Plan”) and its Third Joint Disclosure Statement (the “Disclosure Statement”) with the United States Bankruptcy Court for the Southern District of Mississippi. The Disclosure Statement was approved on August 19, 2003 by the Bankruptcy Court and a confirmation hearing for the Plan has been set for November 18, 2003 (the “Confirmation Date”). The Disclosure Statement provides information on the Company and the Plan. Approval of the Disclosure Statement clears the way for the Company to begin soliciting votes for the Plan from its creditors and to ultimately exit bankruptcy. The Disclosure Statement and ballot has been mailed to over 50,000 claimants in the bankruptcy case and votes were due no later than October 17, 2003. The Plan, expected to be effective sometime in early—to mid—December (the “Effective Date”), states that there will be no recovery for current equity interests and all stock will be cancelled on the Effective Date. Equity holders will not even be permitted to vote on the Plan. The Company has notified its shareholders that it does not expect that they will receive anything in the liquidation (which notification was included in the Company’s Quarterly Reports on Form 10-Q filed on August 14, 2002, November 14, 2002, May 15, 2003 and August 14, 2003 and in the Annual Report on Form 10-K filed on April 15, 2003). The remaining assets of the Company and its subsidiaries will be transferred into a trust for the benefit of holders of claims approved by the Bankruptcy Court.

It is important to note that the Company’s bankruptcy proceedings under Chapter 11 of the Bankruptcy Code are not reflective of a typical Chapter 11 reorganization that would result in the emergence of a reorganized, ongoing entity. Rather, the Company’s bankruptcy case is a liquidating Chapter 11. The Company is managing its business as a debtor-in-possession pursuant to the provisions of the Bankruptcy Code.

The Company’s counsel has transmitted a letter to the staff of the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) requesting confirmation of its position that under the above-described circumstances, the Staff will accept, in lieu of Form 10-K and 10-Q filings, either (i) only a final filing on Form 8-K in accordance with Item 3(b) of the Form 8-K or (ii) the Company’s monthly reports to the Bankruptcy Court to be filed with the Commission within 15 calendar days of their submission to the Bankruptcy Court. This latter position was first advanced in the Staff Legal Bulletin No. 2 (April 15, 1997).

For the foregoing reasons, the Company is not able to file timely its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 without unreasonable effort and expense.

Form 12b-25

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nancy Fountain _________________________________ (Name)	(228) _____________________ (Area Code)	896-2691 _________________________________ (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Friede Goldman Halter, Inc.

_____________________________________________________________________________________________

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                    November 14, 2003                            /s/    T. JAY COLLINS

Date___________________________ By________________________________________

                                                                             T. Jay Collins, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

Form 12b-25

Explanation of Anticipated Change (Part IV(3))

The Company’s net loss was $3.0 million for the third quarter of 2003 compared to a net loss of $10.8 million in the third quarter of 2002. This $7.8 million change is primarily the result of several items described below.

The Quarterly Report on Form 10-Q for the period ended September 30, 2002 included a $2.7 million loss from operations from the Halter and Offshore segments. The Company had no ongoing operations after the Offshore segment sale in January 2003.

In addition, net interest expense was $0.2 million and $2.9 million from continuing operations for the third quarter of 2003 and 2002, respectively. The $2.7 million decrease is primarily the result of our $64.0 million payment in undisputed principal and undisputed non-default rate interest to Foothill Capital Corporation in the fourth quarter of 2002. In addition, $38.4 million in secured debt was assumed by the buyer in the sale of the Offshore segment in January 2003.

Selling, general and administrative expenses were $1.2 million and $1.7 million from continuing operations for the third quarter of 2003 and 2002, respectively. The decrease in SG&A expenses resulted from the personnel reductions and other cost-savings measures that the Company implemented upon the sale of substantially all of the Company’s assets.

The Company incurred professional fees of $2.5 million related to the bankruptcy proceeding and reorganization in the third quarter of 2003 compared to $3.3 million in the third quarter of 2002. In January 2003, our last remaining operating division, the Offshore segment, was sold which has resulted in less professional fees in 2003.